Exhibit (d)(4)

Strictly Private & Confidential

November 10, 2017

The Board of Directors

TiGenix NV

c/o TiGenix SAU

Calle Marconi, I

Parque Tecnológico de Madrid

28760 Tres Cantos

Madrid, Spain

FAO: Eduardo Bravo

Managing Director and Chief Executive Officer

Dear Eduardo,

On behalf of Takeda Pharmaceutical Company Limited (“Takeda”, “we” or “us”), we thank you for the interactions we have had during the past several weeks in relation to our strategic discussions with TiGenix NV (“TiGenix” or the “Company”) and we appreciate you having provided us with select due diligence information relevant to the ongoing and future development of Cx601 (‘“601”) in the U.S. (the “Asset Due Diligence”). Further, we acknowledge the strong and collaborative relationship we have with your various teams regarding the ongoing regulatory interactions and preparations for the launch of ‘601 in Europe.

Consistent with our telephone conversations on August 25, 2017, September 29, 2017 and November 7, 2017 respectively, and on the basis of our Asset Due Diligence as well as due diligence of publicly available information on the Company to date, we hereby confirm that we are interested in pursuing an acquisition of all of the outstanding shares of TiGenix (the “Transaction”) and this confidential letter sets forth Takeda’s non-binding expression of interest for the Transaction (the “Proposal”). We believe our Proposal offers compelling value for the Company’s shareholders and provides certainty from which the shareholders of TiGenix should benefit.

As mentioned previously Takeda views this opportunity as a strategic priority having recently aligned broad internal support for the Transaction at this time. We are fully prepared to focus all of the necessary resources of Takeda to proceed to a legally binding voluntary and conditional offer as quickly as possible, subject to the set of assumptions and outstanding due diligence considerations set out in this Proposal. In light of having commenced our discussions already in June of this year we see it as critical to now proceed with the final elements of due diligence and agree on the final terms of the Transaction, building on the momentum and the support we have generated internally at Takeda over the past four months.

In support of completing the final steps of the process we have an experienced, cross-functional internal team in place that is dedicated to executing this Transaction very swiftly, including from the commercial organization, R&D/manufacturing, and other important operational functions at Takeda. We have further engaged a team of external advisors, including Centerview Partners as financial advisor, DLA Piper as legal counsel, as well as financial consultants (both tax experts and accountants), all of whom are ready to assist us in expediting this Transaction immediately.

We remain excited about this opportunity and now look to move forward very quickly, and we are confident that we have the optimal capabilities to work with TiGenix to promptly and successfully complete the Transaction, delivering attractive and compelling value to TiGenix shareholders.

1. Strong Strategic Benefits for both TiGenix and Takeda

Beyond the existing partnership between TiGenix and Takeda on ‘601 outside of the U.S., we recognise a potential acquisition of TiGenix as being an interesting additional development opportunity that would benefit from Takeda’s capabilities for developing and commercialising innovative GI products in the U.S. market. We believe that with the appropriate investment and clinical strategy this development candidate represents an important advancement in the treatment of refractory, complex perianal fistulas in Crohn’s Disease patients.

2. Purchase Price and Form of Consideration

Subject to the terms and conditions of the Proposal and, more particularly, to the completion of our confirmatory due diligence (the “Confirmatory Due Diligence”, as described in more detail below in section 8), Takeda is prepared to acquire all of the fully diluted share capital of TiGenix it does not already own at a price of € 1.78 per share in cash (the “Price Per Share”).

The Price Per Share represents a 42% increase over our initial non-binding proposal of € 1.25 per share communicated to you by Takeda in a telephone conversation on Friday August 25, 2017 (the “Initial Proposal”), an 11 % increase over our revised non-binding proposal of € 1.60 per share communicated to you by Takeda in a telephone conversation on Friday September 29, 2017 (the “Revised Proposal”), and in response to both of which you had confirmed in telephone conversations on Tuesday August 29, 2017 and Monday October 2, 2017, respectively, that TiGenix’s Board of Directors was at the time not prepared to support our Initial Proposal nor our Revised Proposal as a basis for providing Takeda with informational access to conduct Confirmatory Due Diligence on the Company with the intention to negotiate final and binding terms to announce a Transaction.

The Price Per Share implies a fully diluted equity value of €538 million (the “Purchase Price”) assuming:

(i)	the total number of outstanding ordinary shares in TiGenix is 274,287,190, including 228,287,190 ordinary shares listed on Euronext Brussels (of which 11,651,778 shares are owned by Takeda) and 46,000,000 ordinary shares that are represented by 2,300,000 American Depositary Receipts listed on the Nasdaq Stock Market (the “ADRs”)[1], and TiGenix is not subject to any other commitment, other than the warrants and convertible bonds referred to below, to issue additional shares (whether pursuant to the terms of acquisition agreements, warrants or otherwise);

(ii)	all of TiGenix’s 14,838,081 granted, outstanding and exercisable in-the-money warrants are cashed out in the Transaction at a weighted average exercise price of €0.91 (with the exercise prices accruing to the Company); and

(iii)	all of the Company’s outstanding €18 million in principal of 180 convertible bonds due 2018 are converted into 20,193,252 common shares at the election of the bondholder(s) and cashed out in this control Transaction (the change of control is assumed to occur on January 31, 2018 for the purpose of calculating the change of control conversion price), in accordance with the terms stipulated in the supplemental bond indenture dated June 25, 2015.

The Price Per Share represents, as of market close on Euronext Brussels on November 06, 2017, the day prior to us having orally communicated to you the Price Per Share underlying our Proposal:

(i)	an 82% premium to TiGenix’s closing share price of €0.98;

(ii)	a 74% premium to the trailing 30-trading-day volume-weighted average closing price of TiGenix of € 1.03; and

(iii)	a 79% premium to the trailing 90-trading-day volume-weighted average closing price of TiGenix of €0.99.

We believe the Proposal represents a significant and compelling offer reflecting the value that the TiGenix team has created.

3. Key Assumptions

The Proposal set forth above is based on publicly available information and information shared by, and discussions with, TiGenix management to date. This Proposal assumes the accuracy and completeness of information made available (and to be made available) to Takeda by TiGenix during this process as well as the accuracy and completeness of information set forth in TiGenix’s public filings with the Belgian Financial Services and Markets Authority (“FSMA”), the National Bank of Belgium and the U.S. Securities and Exchange Commission, including, without limitation, information regarding TiGenix’s corporate structure, outstanding equity, debt and derivative securities, and its balance sheet.

The Purchase Price is also based on the assumption that ‘601 will receive a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) as part of our joint application for marketing authorisation in the E.U. during December 11-14, 2017 as presently envisaged, and that the European Medicines Agency (“EMA”) will approve the joint marketing authorisation application in February 2018. As such the Purchase Price reflects our view of the de-risked intrinsic value contribution of the E.U. commercial opportunity of ‘601 that would be eligible to TiGenix under the terms of the license agreement with Takeda dated July 4, 2016.

[1]	Please note that subject to receiving diligence information on the percentage of U.S. beneficial holders of TiGenix common shares and ADRs, Takeda anticipates a concurrent offering to the U.S. beneficial holders of common shares and U.S. beneficial holders of ADRs.

Moreover, the Proposal is reflective of the significant investment required over the next four years to modify and enhance the existing ADMIRE-2 (U.S. Global Phase 3 study) study design currently being executed by TiGenix. We firmly believe that enhancements to your planned sample size and oversight of execution of the study will greatly improve the probability of U.S. regulatory success and unlock the full commercial value potential your shareholders seek for ‘601 with a successful launch in the U.S. market. In addition, acknowledging TiGenix’s currently envisaged workaround plan to dis-intermediate Lonza from its U.S. clinical supply manufacturing except for the manufacture of final drug product, Takeda is fully committed to exploring ways to remediate the current U.S. manufacturing issues observed by Lonza Walkersville, including leveraging Takeda’s own manufacturing network, to de-risk the manufacturing of U.S. commercial supply going forward. We recognise the commercial potential for ‘601 in the U.S. but also recognise the significant investment required to maximise the probability of regulatory approval and the investment needed to support commercial manufacturing in the U.S.

We would also like to clarify that the Purchase Price reflects our current understanding of TiGenix’s business including, importantly, our assumptions regarding TiGenix’s ability to demonstrate in a manner that is reasonably acceptable to Takeda, and ahead of Takeda putting forth any legally binding voluntary and conditional offer, that TiGenix has freedom to commercialise ‘601 globally free and clear of claims of infringement of third party intellectual property. To the extent that TiGenix’s freedom to commercialise is based on license rights, we assume that such license rights are on commercially reasonable terms, closely aligned with those terms discussed on October 20, 2017 at the management presentation in Madrid.

Importantly, this Proposal reflects the additional work we have done since having communicated to you our Initial Proposal on August 25, 2017, including, but not limited to, on the commercial opportunity of ‘601 as a treatment in complex perianal fistulas as well as in possible expansion indications. The Purchase Price of this Proposal represents a value that Takeda is prepared to pay for TiGenix assuming a significant implied sharing of synergies, for example, in areas such as manufacturing, marketing, overhead and cost of capital.

Finally, this Proposal is based on, and subject to, a number of other assumptions, including notably the following key assumptions:

(i)	none of TiGenix’s material contractual obligations are likely to be terminated, amended materially or renegotiated as a result of the Transaction and none include unduly onerous terms;

(ii)	there will neither be any adjustments to the authorized share capital of TiGenix nor any public or private offerings or securities instruments issued affecting the capital structure of TiGenix;

(iii)	there will be no material undisclosed or off-balance sheet contingent liabilities, including, but not limited to, liabilities arising from change of control clauses;

(iv)	there will be no value leakage outside the ordinary course of business of TiGenix following the date of this Proposal;

(v)	there will be no material acquisition or disposal of assets by TiGenix or any member of its group following the date of this Proposal;

(vi)	after the completion of the Transaction, we are able to continue with TiGenix’s activities as they are at the current date; there is no pending or existing law, order or legal proceeding challenging a transaction or that may have the effect of prohibiting, delaying, making illegal or otherwise interfering with the Transaction; and

(vii)	no information comes to light, whether as a result of due diligence or otherwise from the date of this Proposal, relating to matters which adversely affect the performance or prospects of TiGenix to a material extent.

4. Sources of Financing

The Proposal is not subject to any financing condition. Takeda would fund any acquisition of the fully diluted share capital of TiGenix it does not already own from existing cash resources. As at June 30, 2017, Takeda (and its group affiliates) held cash and cash equivalents on its balance sheet totalling ¥432.3 billion (or €3.4 billion equivalent, converted as at June 30, 2017). We are aware of the need for committed financing under Belgian takeover regulations upon the (formal) announcement of a legally binding offer, and we are in the process of making arrangements that would allow us to comply with and satisfy relevant requirements of the FSMA in Belgium at short notice if and when Takeda and TiGenix should agree on and Takeda announces the terms of any legally binding voluntary and conditional offer.

5. Approvals

We have reviewed this opportunity with our senior management team, who have approved our recommendation to proceed with this Proposal. A legally binding voluntary offer by Takeda would require, among other things, the final and formal approval of our competent corporate bodies and committees.

Following a preliminary anti-trust analysis, we presently foresee a likely requirement to file for anti-trust clearance in the United States, but otherwise foresee no other anti-trust requirements. Ultimately we would aim to review this topic together in parallel with our Confirmatory Due Diligence assessment to form an aligned view with TiGenix.

6. Documentation

During the Confirmatory Due Diligence period, we would expect to negotiate both the final terms of a legally binding offer that has the full support of the TiGenix management team and its Board of Directors, as well as a support agreement (the “Support Agreement”) between TiGenix and Takeda. We would expect TiGenix agreeing to provide customary support to Takeda in its legally binding voluntary and conditional offer (beyond setting out certain customary understandings in connection with the preparation and implementation of the business combination between Takeda and TiGenix, to the extent permitted by law). In view of the level of resources Takeda would be investing in undertaking the Transaction, we would also expect this Support Agreement to include, amongst other arrangements, an undertaking on the part of TiGenix and its management not to solicit offers in addition to Takeda’s (unless the Transaction is terminated). Furthermore, we would expect that TiGenix be collaborative and supportive of Takeda’s development of the public offer prospectus, with a mutual desire to complete this aspect of the transaction process in the most efficient manner.

We recognise that final agreement and the signing of a binding voluntary and conditional offer for companies with a primary listing on Euronext Brussels is to be notified to the FSMA (whilst we understand that in connection with any possible concurrent offering to the U.S. beneficial holders of common shares and ADRs there is no such pre-filing requirement).

7. Timing

We are prepared to focus all of the necessary resources to announce the Transaction as quickly as possible, assuming the availability of relevant outstanding due diligence information (described further in section 8) as well as access to management to assist us in our final evaluation.

8. Confirmatory Due Diligence

We have completed a considerable amount of due diligence over the past several months based on materials available in the public domain, and we have separately conducted a full commercial assessment of ‘601 in the U.S. market, including having commissioned external market research.

We are putting forth this Proposal based on the assumption that our remaining due diligence will be confirmatory in nature. In the context of our outstanding Confirmatory Due Diligence we would request information addressing the areas outlined below. Following your receipt of this Proposal, we will shortly submit a detailed due diligence questionnaire (the “Due Diligence Questionnaire”) setting out the specific incremental due diligence information we will require in order to conclude the final elements of our Asset Due Diligence and our envisaged Corporate Due Diligence (each as defined below). Please note that with the scope of this Due Diligence Questionnaire we endeavour to limit our questions, as far as possible, to those we deem material only and required to provide adequate comfort to Takeda in order to proceed with this Transaction.

8.1. Asset Due Diligence

With respect to Asset Due Diligence related to ‘601, the most important aspects in relation to which we would request TiGenix to provide us with further information will be submitted as part of our Due Diligence Questionnaire. We are confident that, with your cooperation, we can complete our review of these items within approximately 10 calendar days of receipt of the information.

8.2. Corporate Due Diligence

As to the balance of our requests concerning Corporate Due Diligence, we would request access to information customary for matters such as this Transaction, including - but not limited to - information with respect to corporate documentation and organization, material agreements, HR & employment matters, litigation, grants, subsidies and incentives, real estate, antitrust, R&D pipeline and finance & tax matters. We are confident that, with your cooperation, we can complete our review of these items within approximately 15 calendar days of receipt of such information in parallel with finalising the remaining Asset Due Diligence. With respect to facilitating such envisaged timeline, we would appreciate to align as soon as possible on the most efficient process whereby the relevant information can be shared (i.e. virtual vs. on-site review).

We also believe, following an initial review of the additional due diligence information referred to above, we would significantly benefit from a set of face-to-face meetings with TiGenix’s management team in order to allow us to clarify any final outstanding issues, and we would like to schedule such meeting(s) as well as selected site visits at our earliest mutual convenience after the initial receipt of above relevant information, but within the envisaged window to finalise our Confirmatory Due Diligence work within the week commencing November 27, 2017. This target date is defined by Takeda as being subject to relevant information being in a format that can be readily shared with Takeda and its external advisors.

9. Management

We fully recognize and commend all of the efforts that TiGenix’s management team and employees have achieved since its inception. With nimble focus and steadfast dedication, TiGenix is on the verge of becoming a leading specialty pharma business. We believe much of this success is attributable to the leadership of you and your top management team, which we have enjoyed meeting and getting to know. Therefore we would like to commence discussions to explore the potential retention of certain key management and employees to ensure for a smooth continuation and transition of key business activities following completion of the Transaction.

10. Contact Information

Please feel free to contact Takeda or our financial advisors at Centerview Partners with any questions or comments regarding this Proposal:

Takeda
Marcello Agosti	John Bathery
Head of Global Business Development	VP, US Business Development
+41-44-555-1220 (office)	+1-224-554-1721 (office)
+41-79-124-8389 (mobile)	+1-224-436-1734 (mobile)
marcello.agosti@takeda.com	john.bathery@takeda.com

Centerview Partners

Richard Girling

Partner

+44-20-7409-9710 (office)

+44-7887-632-669 (mobile)

rgirling@centerview.com

11. Confidentiality

This letter is being submitted with the mutual understanding that the Proposal, the specific contents of this letter and Takeda’s identity as a potential acquirer will be kept confidential and, unless required, will not be disclosed to any party other than TiGenix’s Board of Directors, senior management and advisors. Takeda and TiGenix continue to be bound by the terms of the confidentiality agreement between Takeda’s affiliate, Takeda Pharmaceuticals International AG, and TiGenix SAU dated June 30, 2017.

However, TiGenix accepts that the existence of discussions regarding the potential Transaction is disclosed to the board of directors of Grifols S.A. (“Grifols”, i.e. the significant minority shareholder of TiGenix) in view of obtaining prior confirmation from such shareholder regarding its interest in selling all its shares in the framework of the voluntary offer that could be launched by Takeda. Such disclosure to Grifols’ board of directors will be subject to prior signing of a non-disclosure agreement similar to the confidentiality agreement signed between Takeda and TiGenix on June 30, 2017.

12. Governing Law

The terms of this letter, including any non-contractual obligations arising out of or in connection with this letter, shall be governed by, and interpreted in accordance with, Belgian law.

13. Non-Binding Nature

13.1 This Proposal is intended as an expression of our interest and is not intended to constitute, and does not constitute, a legally binding offer. The Proposal represents a preliminary and non-binding proposal.

13.2 As mentioned throughout this Proposal, any legally binding offer will be subject to, among other things:

(i)	satisfactory completion of Confirmatory Due Diligence;

(ii)	the final approval from Takeda’s applicable governing bodies and committees regarding the final terms of the Transaction;

(iii)	the absence of material adverse changes, including notably in TiGenix’s business;

(iv)	TiGenix’s ability to demonstrate in a manner that is reasonably acceptable to Takeda, that TiGenix has freedom to commercialise ‘601 globally free and clear of claims of infringement of third party intellectual property;

(v)	agreement of satisfactory arrangements for the continued involvement of TiGenix’s management and certain other key individuals in the business;

(vi)	an irrevocable undertaking has been signed with Grifols; and

13.3 Furthermore, notwithstanding the non-binding nature of this Proposal, Section 11 (Confidentiality), Section 12 (Governing Law), Sections 13.3, 13.4 and 13.5 (Binding Nature) and Section 14 (Expiration) (and, for the avoidance of doubt, these Sections only) shall be binding as between Takeda and TiGenix.

13.4 Each of us and you should bear the expenses of its own advisors. Any expenses and fees that arise from the preparation for, negotiation and/or completion of the Transaction will be paid in accordance with what is established in the contracts, agreements or ancillary documents through which the Transaction will be formalised and completed.

13.5 Except to the extent otherwise provided in this letter, unless and until definitive agreements regarding a Transaction have been executed in writing by the parties concerned, neither Takeda, TiGenix or any other party will have any obligation to enter into the proposed Transaction, and no past or future action, course of conduct, or failure to act relating to the Transaction, relating to the negotiation of the terms of the Transaction or the definitive agreements, or the non-continuation of the discussions between the parties will give rise to or serve as a basis for any obligation or other liability on the part of any party, its subsidiaries or the respective directors, officers, employees, advisors and other representatives of the parties.

14. Expiration

The terms of this Proposal (including those elaborated in connection with the Purchase Price and the envisaged process) and our key assumptions for the Transaction shall expire on November 15, 2017, unless acceptance by TiGenix’s Board of Directors is communicated to us in writing (by signing and returning to us by email and courier a copy of this letter) before 5:00pm U.S. Central Time on this date. Further, any public disclosure of this Proposal shall cause it to expire with immediate effect.

Eduardo, we appreciate your strategy of building TiGenix into a leading specialty pharma company in an attractive niche. Our view is that the TiGenix team has accomplished this through a continuous focus on innovative science and attractive areas of unmet medical need, having augmented TiGenix’s proprietary capabilities with the important acquisitions of Coretherapix and Cellerix over recent years. We would endeavour to build on the success you and TiGenix have established to date while providing an attractive return to your current shareholders.

Our Proposal has the full support of Takeda’s most senior management, including Christophe Weber, Takeda’s CEO, and we thank you and the Board of Directors of TiGenix for giving due consideration to this compelling proposal. We would like to emphasise again that we are very excited to move forward expeditiously with this opportunity and we would look forward to a successful conclusion of the proposed Transaction in the coming few weeks.

Please do not hesitate to call or email us under the contacts provided above with any questions.

We look forward to hearing from you shortly.

For and on behalf of

Takeda Pharmaceutical Company Limited

/s/ Misako Hirose
Name: Misako Hirose
Title: Director, Global Alliances
Global Business Development

/s/ Marcello Agosti
Name: Marcello Agosti
Title: Head of Global Business Development

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We hereby acknowledge receipt of this letter and the Proposal therein and confirm our agreement with its terms.

For and on behalf of TiGenix NV

/s/ Eduardo Bravo
Name: Eduardo Bravo
Title: CEO
Date: 13 - Nov - 2017